United States securities and exchange commission logo





                             August 5, 2021

       Shlomo Bleier
       President
       Elektros, Inc.
       1626 South 17th Avenue
       Hollywood, Florida 33020

                                                        Re: Elektros, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 26, 2021
                                                            File No. 024-11500

       Dear Mr. Bleier:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2021 letter.

       Amended Offering Statement on Form 1-A

       Cover Page

   1. We note that you plan to sell the shares at a fixed price per share between $0.05 and
                                                        $2.00. The range that
you are permitted to include in the offering circular does not include the volume of
securities to be offered, consistent with Rule 253(b). Since you may not sell 100,000,000
shares at $2.00 per share, please revise throughout the filing to consistently state the
maximum number of shares you are offering in compliance with
                                                        Rule 251(a)(2) of
Regulation A. Please have counsel revise the legal opinion as appropriate.
 Shlomo Bleier
FirstName   LastNameShlomo Bleier
Elektros, Inc.
Comapany
August      NameElektros, Inc.
        5, 2021
August
Page 2 5, 2021 Page 2
FirstName LastName
Background, page 2

2. We note your response to comment 7. Please file the agreement with Technicon Design
         Corporation as an exhibit to the offering statement.
Results of Operations, page 5

3. We note your revisions that you have recently begun operations. Please revise to clarify whether this is in reference to the Technicon agreement and explain your statement that you are at the beginning stage to design and build an SUV electric vehicle. Disclose the payments made to initiate the process. If Segula will not begin work under the agreement until you receive funds from this offering, please explain and provide a more detailed schedule under "Plan of Operations after completion of Reorganization" for each stage of development as it specifically relates to the terms of the agreement. Common Stock, page 16

4. We note your response to comment 12 and reissue. Your disclosure on page 16 indicates that there are no cumulative voting rights while Article V of the charter state that you have cumulative voting rights.
Security Ownership of Certain Beneficial Owners and Management, page 20

5. Please revise to include the voting percentage after completion of the offering assuming the maximum number of shares to be offered in this transaction. Certain Relationships and Related Transations, page 20

6. Please disclose whether the loan agreement with Samuel Schlesinger has been repaid or amended. Please provide the loan amount and Mr. Schlesinger's relationship to the company.
Exhibit 1A-11, page 21

7.       Please obtain a current consent from your auditor and include it with your next
         amendment.
 Shlomo Bleier
FirstName   LastNameShlomo Bleier
Elektros, Inc.
Comapany
August      NameElektros, Inc.
        5, 2021
August
Page 3 5, 2021 Page 3
FirstName LastName
        You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing